Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

June 25, 2007

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

In relation to the announcement made on the 5th of April 2007, Garanti Bank - working to identify and assess opportunities for regional expansion activities - has started talks with several institutions in Ukraine.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

June 25, 2007

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

In relation to the announcement made on the 21st of March 2007 regarding the sale of Garanti's subsidiaries Garanti Sigorta A.Ş. and Garanti Emeklilik ve Hayat A.Ş., all the regulatory approvals have been obtained and the sale of 80% stake in Garanti Sigorta A.Ş., representing 48,000,000 YTL of nominal shares for 365,000,000 Euro and 15% stake in Garanti Emeklilik ve Hayat A.Ş. representing 7,500,000 YTL of nominal shares for 100,000,000 Euro to Eureko B.V. (Holland) have been finalized as of today.

The corresponding shares were transferred to Eureko B.V. following the payment of 465,000,000 Euro made to Garanti today. The capital gain is subject to the code 5-1/e of the Corporate Tax Law no. 5520. Following the sale, Garanti Bank's shares in Garanti Sigorta A.Ş. and Garanti Emeklilik ve Hayat A.Ş. are 20% and 85%, respectively.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

June 25, 2007

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

On June 20th, 2007; Garanti mandated an arranger to obtain an amount of USD 550 million through Diversified Payment Rights securitization transaction with a maturity up to 10 years.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations

END